Exhibit (a)(1)(F)

This announcement is neither an offer to purchase nor a solicitation of an offer to sell Shares (as defined below). The Offer (as defined below) is made solely by the Offer to Purchase (as defined below), dated June 21, 2023, and the related Letter of Transmittal (as defined below) and any amendments or supplements thereto. The Offer is not being made to, nor will tenders be accepted from or on behalf of, holders of Shares in any jurisdiction in which the making of the Offer or acceptance thereof would not be in compliance with the laws of such jurisdiction.. In those jurisdictions where applicable laws require that the Offer be made by a licensed broker or dealer, the Offer will be deemed to be made on behalf of Purchaser (as defined below) by one or more registered brokers or dealers licensed under the laws of such jurisdiction to be designated by Purchaser.

Notice of Offer to Purchase for Cash

All Outstanding Shares of Common Stock

of

GreenLight Biosciences Holdings, PBC

at

$0.30 Net Per Share

Pursuant to the Offer to Purchase Dated June 21, 2023

by

SW MergerCo, Inc.,

a wholly-owned subsidiary of

SW ParentCo, Inc., an affiliate of,

Fall Line Endurance Fund, LP

SW MergerCo, Inc. (“Purchaser”), a Delaware corporation and a wholly-owned subsidiary of SW ParentCo, Inc. (“Parent”), a Delaware corporation, hereby offers to purchase for cash all of the outstanding shares (collectively, the “Shares”) of common stock, par value $0.0001 per share of GreenLight Biosciences Holdings, PBC, a Delaware public benefit corporation (“GreenLight”), at a price of $0.30 per Share, net to the seller in cash, without interest, subject to any applicable withholding taxes (such amount or any amount per share that may be paid pursuant to the Offer being hereinafter referred to as the “Offer Price”), upon the terms and subject to the conditions set forth in the Offer to Purchase, dated June 21, 2023 (as may be amended or supplemented from time to time, the “Offer to Purchase”), and in the related letter of transmittal (the “Letter of Transmittal”) (which, together with any amendments or supplements thereto, collectively constitute the “Offer”). Parent is currently controlled by investment funds affiliated with Fall Line Endurance Fund, LP. Stockholders who hold their Shares through a broker, dealer, commercial bank or other nominee should consult with such institution as to whether it charges any service fees or commissions.

THE OFFER AND WITHDRAWAL RIGHTS WILL EXPIRE AT ONE MINUTE AFTER 11:59 P.M., NEW YORK CITY TIME, ON JULY 19, 2023, UNLESS THE OFFER IS EXTENDED OR EARLIER TERMINATED.

The Offer is being made pursuant to the Agreement and Plan of Merger, dated as of May 29, 2023, among Parent, Purchaser and GreenLight (as the same may be amended, the “Merger Agreement”), pursuant to which, after completion of the Offer and the satisfaction or waiver of certain limited conditions, Purchaser will be merged with and into GreenLight, with GreenLight being the surviving corporation after such merger (the “Merger”) and each issued and outstanding Share (other than certain Shares specified in the Merger Agreement) will, by virtue of the Merger, be canceled and converted into the right to receive an amount in cash equal to the Offer Price. As a result of the Merger, GreenLight will cease to be a publicly traded company and will become wholly-owned by Parent. The Merger Agreement is more fully described in the Offer to Purchase.

Prior to the execution and delivery of the Merger Agreement, Parent and each of the Rollover Investors (as defined in the Offer to Purchase) entered into those certain Contribution and Exchange Agreements, pursuant to which each Rollover Investor agreed, among other things, (a) to exchange their Rollover Shares (as defined in the Offer to Purchase) on a 1-to-1 basis for shares of newly authorized Series A-2 Preferred Stock, par value $0.0001 per share, of Parent, effective immediately prior to the Effective Time (as defined in the Merger Agreement) and (b) not to tender any of the Rollover Shares in the Offer. The Rollover Shares constitute approximately 79.46% of the total issued and outstanding Shares as of June 14, 2023.

Concurrent with the execution of the Merger Agreement, Parent and the Note Investors (as defined in the Offer to Purchase) entered into a Secured Convertible Note Purchase Agreement (the “Note Purchase Agreement”), pursuant to which GreenLight is a third party beneficiary and under which Parent will issue up to $100 million of Convertible Secured Promissory Notes (“Parent Notes”) to the investors at the Offer Acceptance Time (as defined in the Offer to Purchase), of which $52.075 million is committed as of the date hereof with the $52.075 million being inclusive of $15 million in Advance Notes (as defined below). Each Note Investor committed to pay to Parent, at the Offer Acceptance Time their respective Commitment Amounts (as defined in the Offer to Purchase) in exchange for the Parent Notes. The Commitment Amounts will be used by Parent for, among other things (as provided in the Offer to Purchase), funding the Offer Price and the Merger Consideration (as defined in the Offer to Purchase). Substantially concurrently with the execution of the Merger Agreement, GreenLight received $15 million of cash from, and issued $15 million of unsecured notes (the “Advance Notes”) to, the Note Investors for the purpose of providing working capital to GreenLight. Upon the consummation of the Merger, the Advance Notes (inclusive of interest) will automatically be exchanged for Parent Notes issued by Parent on a dollar-for-dollar basis.

Purchaser is not required to (and Parent is not required to cause Purchaser to) consummate the Offer if any of the following conditions, among others as set forth in the Offer to Purchase, exist or have occurred and are continuing as of the scheduled Expiration Date (as defined in the Offer to Purchase) (subject to the satisfaction or waiver by Parent thereof (other than the Minimum Condition (as defined below)): (i) the number of shares of common stock validly tendered (and not properly withdrawn) prior to the expiration of the Offer (but excluding shares tendered pursuant to guaranteed delivery procedures that have not yet been “received” by the “depository,” as such terms are defined in Section 251(h)(6) of the General Corporation Law of the State of Delaware (the “DGCL”)) do not represent at least (x) a majority of the outstanding Shares, not otherwise owned by Purchaser, its “affiliates” (as defined in Section 251(h)(6) of the DGCL) or the Rollover Investors, and (y) that number of Shares outstanding immediately following the consummation of the Offer that, together with the Shares owned by Purchaser, its “affiliates” (as defined in Section 251(h)(6) of the DGCL) and the Rollover Investors, equaling at least such percentage of the Shares, and of each class or series thereof, that would be required to adopt the Merger Agreement under the DGCL and the GreenLight organizational documents (the “Minimum Condition”); (ii) the capitalization representation and warranty of GreenLight as found in Section 3.2(a) of the Merger Agreement not being true and correct in all respects, other than inaccuracies that are de minimis in amount; (iii) a company material adverse effect on GreenLight occurs after the date of the Merger Agreement; or (iv) the Merger Agreement is terminated.

The purpose of the Offer is for Parent, through Purchaser, to acquire control of, and ultimately the entire equity interest in, GreenLight. Following the consummation of the Offer, Purchaser intends to effect the Merger pursuant to Section 251(h) of the General Corporation Law of the State of Delaware (the “DGCL”) as promptly as practicable, subject to the satisfaction of certain conditions. If the Merger is so effected pursuant to Section 251(h) of the DGCL, no vote of GreenLight’s stockholders will be required to adopt the Merger Agreement or consummate the Merger.

Following careful consideration, acting upon the unanimous recommendation of a special committee of the board of directors of GreenLight consisting only of independent and disinterested directors of GreenLight, the board of directors of GreenLight has unanimously: (i) determined that the Offer, the Merger and the other transactions contemplated by the Merger Agreement are advisable, fair to and in the best interests of GreenLight and its stockholders, including the stockholders holding Shares not owned, directly or indirectly, by Parent or its affiliates and (ii) resolved to recommend that GreenLight’s stockholders tender their Shares in the Offer.

Purchaser will extend the Offer for any period required by any rule, regulation, interpretation or position of the SEC or the staff thereof or Nasdaq applicable to the Offer. Subject to Parent’s and GreenLight’s termination rights under the Merger Agreement, if as of any scheduled Expiration Date, any condition to the Offer is not satisfied and has not been waived by Purchaser or Parent (when permitted to do so pursuant to the Merger Agreement), Purchaser is required to extend the Offer on one or more occasions in consecutive increments of up to ten (10) business days each (or such longer period as Parent and GreenLight may agree in writing), until such time as all conditions to the Offer are satisfied or waived. In no event will Purchaser be required to extend the Offer beyond 11:59 p.m. New York City time on February 29, 2024 or, if earlier, the termination of the Merger Agreement in accordance with its terms. Any extension will be followed as promptly as practicable by public announcement thereof, such announcement to be made no later than 9:00 AM, New York City time, on the next business day after the previously scheduled expiration of the Offer.

For purposes of the Offer, Purchaser will be deemed to have accepted for payment and thereby purchased Shares validly tendered and not properly withdrawn if and when Purchaser gives oral or written notice to the Depositary of Purchaser’s acceptance for payment of such Shares pursuant to the Offer. Upon the terms and subject to the conditions of the Offer, Purchaser will pay for Shares accepted for payment pursuant to the Offer by depositing the purchase price therefor with the Depositary, which will act as agent for the tendering stockholders for purposes of transmitting such payments to the tendering stockholders. Under no circumstances will interest be paid on the consideration paid for Shares pursuant to the Offer, regardless of any extension of the Offer or any delay in payment for Shares.

In all cases, payment for Shares accepted pursuant to the Offer will be made only after timely receipt by the Depositary of (i) if applicable, the certificates evidencing such Shares (the “Share Certificates”) or, if the Shares are held via a book entry at the Depository Trust Company (the “Book-Entry Transfer Facility”) confirmation (a “Book-Entry Confirmation”) of a book-entry transfer of such Shares into the Depositary’s account at the Book-Entry Transfer Facility pursuant to the procedures set forth in the Offer to Purchase, (ii) the Letter of Transmittal, properly completed and duly executed, with any required signature guarantees or, in the case of a book-entry transfer at the Book-Entry Transfer Facility, an Agent’s Message (as defined in the Offer to Purchase) in lieu of the Letter of Transmittal, and (iii) any other documents required by the Letter of Transmittal.

Shares tendered pursuant to the Offer may be withdrawn at any time on or before the expiration of the Offer. Thereafter, tenders of Shares are irrevocable, except that they may also be withdrawn after August 19, 2023, which is the 60th day after the commencement of the Offer, unless such Shares have already been accepted for payment by Purchaser pursuant to the Offer. For a withdrawal to be effective, a written transmission notice of withdrawal containing the required information and otherwise in compliance with the requirements set forth in the Offer to Purchase and Letter of Transmittal must be timely received by the Depositary at one of its addresses set forth on the back cover page of the Offer to Purchase. Withdrawals of tenders of Shares may not be rescinded, and any Shares properly withdrawn will be deemed not to have been validly tendered for purposes of the Offer. However, withdrawn Shares may be re-tendered by following one of the procedures for tendering Shares described in the Offer to Purchase at any time prior to the expiration of the Offer.

The receipt of cash as payment for the Shares pursuant to the Offer or pursuant to the Merger will be a taxable transaction for United States federal income tax purposes. For a summary of the material United States federal income tax consequences of the Offer and the Merger, see the Offer to Purchase. Each holder of Shares should consult its or his or her own tax advisor regarding the United States federal income tax consequences of the Offer and the Merger in light of its, his or her particular circumstances, including federal estate, gift and other non-income tax consequences, and tax consequences under state, local or non-United States tax laws.

The information required to be disclosed by paragraph (d)(1) of Rule 14d-6 of the General Rules and Regulations under the Exchange Act is contained in the Offer to Purchase and is incorporated herein by reference.

The Offer to Purchase, the related Letter of Transmittal and the other exhibits to the Schedule TO, and GreenLight’s Schedule 14D-9 and the Transaction Statement on Schedule 13E-3, contain important information and both documents should be read carefully and in their entirety before any decision is made with respect to the Offer.

Questions and requests for assistance may be directed to the Information Agent at the address and telephone number set forth below. Requests for copies of the Offer to Purchase and the related Letter of Transmittal may be directed to the Information Agent or to brokers, dealers, commercial banks or trust companies. Such copies will be furnished promptly at Purchaser’s expense. Neither Parent nor Purchaser will pay any fees or commissions to any broker or dealer or to any other person (other than to the Depositary and the Information Agent) in connection with the solicitation of tenders of Shares pursuant to the Offer.

The Information Agent for the Offer is:

MacKenzie Partners, Inc.

1407 Broadway, 27th Floor

New York, NY 10018

Call Toll-Free: 1-800-322-2885

June 21, 2023